Mail Stop 6010

      June 17, 2005

Mr. M. Lee Hulsebus
Miracor Diagnostics, Inc.
9191 Towne Center Drive, Suite 400
San Diego, CA 92122

Re:	Miracor Diagnostics, Inc.
      Registration Statement on Form S-3
      Amended May 24, 2005
	File Number 333-121487
	Form 10KSB for the fiscal year ended December 31, 2004
	Form 10QSB for the quarter ended March 31, 2005
	File Number 0-12365

Dear Mr. Hulsebus:

	We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary.   Please be as detailed as necessary in
your
explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please respond to comments not relating to the transaction within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period regardless of whether you proceed with your transaction.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-3


Risk Factors, page 6

Because our industry is capital intensive..., page 7

1. We reissue our prior comment 13. Please quantify the significant amounts of capital you will spend to fund your operations and meet your capital expenditure requirements over the next 12 months and whether or not you currently have sufficient assets to accomplish your plans during that period.

Our ability to generate sufficient cash..., page 7

2. Please expand this risk factor to quantify your debt service requirements and other contractual obligations.

3. You state, "A range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control, will affect our financial performance." Please create separate risk factors, to the extent they are not already in the document, which state all material risks related to each of the factors mentioned.

Because we have high fixed costs..., page 7

4. You state, "The principal components of our expenses, excluding depreciation, consist of compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs." In MD&A, discuss each of these expense items in detail along with any known trends or material changes related to them from period to period, as well as any trends related to volume.

We have an ongoing requirement..., page 8

5. Quantify the borrowing capacity under your credit facility as of the most recent practicable date.

We have historically relied on acquisitions..., page 9

6. Please disclose the risk that you may not successfully locate acquisition candidates.

It is difficult to estimate our uncollectible accounts ..., page
10

7. Quantify your receivables and allowance for doubtful accounts as of the most recent practicable date. Also, describe any past revisions to your allowance for doubtful accounts as a result of write-offs.

8. Quantify goodwill impairments during the past three years and discuss the factors related to these impairments.

Our stock is volatile..., page 8

9. Please disclose high and low prices for your common stock reported on the Bulletin Board over the last twelve months.

Where You Can Find More Information,  page 16
10. Please revise this section  to remove the 2004 10-Q and 2003
10-K
from the list of filings incorporated by reference. You should also incorporate reports that you may subsequently file beginning with the date of the prospectus through the termination of the offering.

Forward Looking Statements, page 17

11. In this section you mention your statements concerning future oil and gas production, etc. Please revise to cite the forward - looking statements you make, not others which do not pertain to your company.

Selling Security Holders, page 13

12. We note our prior Comment 29 and reiterate it here. Please identify the person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.

13. We do not understand why the shares of common stock being offered for resale, which underlie the warrants and preferred stock, are not beneficially owned by the selling stockholders currently. Please revise or advise.

14. Please revise the column entitled, "Beneficial Ownership After Offering" to state the number of shares each holder will beneficially own after the offering is complete.

Signatures, page 24

15. Please have your principal financial officer sign the registration statement in his capacity as principal financial officer. If he is also your principal financial officer, he should sign in both capacities and that should be noted on the signature page.

Exhibit 5.0

16. We note that you opine as to shares underlying debentures and warrants. The opinion should be revised, so that counsel opines as to the shares underlying warrants and shares of preferred stock.



Form 10KSB for the fiscal year ended December 31, 2004

17. We note that the risk factors contained in this section are identical to those contained in the registration statement.
Please
revise these risk factors as well as those in the registration statement consistent with our comments.

	Business, page 1

18. Your response to prior comment 32 states that the Company has provided additional disclosure. As previously requested, please disclose the following or tell us why these disclosures are not meaningful to investors:

a. Disclose your policy for collecting co-payments.
b. Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.


Business Overview, page 9

19. In the second paragraph, you state that you locate your facilities in markets with "attractive payor diversity." Please explain briefly what this means.

20. You state that you deliver imaging services "tailored to meet the needs of patient, physician and local health care markets."
Please
explain how you tailor your services, or delete this assertion.

Significant Events, page 10

21. In the last paragraph of this section in which you discuss your debt refinancing, please state the aggregate amount due under each of the notes and capital leases.

Industry Overview, page 11

22. State the average amount of revenue per procedure you derived from MRIs and CTs in 2004.

An increased number of high-end..., page 12

23. You mention several types of procedures here which it does not appear you provide currently. For each of the procedures and advancements mentioned, state whether or not you currently provide the service.

Competitive Strengths, page 13

24. Please contrast each of the strengths noted here with the related risks and weaknesses which pertain to them.

Diagnostic Imaging Centers, page 16

25. Please state the number of CT scans performed at each facility during the period noted.

Government Regulation and Supervision, page 18
26. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past two years.

Management`s Discussion and Analysis and Plan of Operation

Critical Accounting Estimates

Accounts Receivable, page 29
27. It is not clear from your response to prior comment 41 why you did not disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. As noted in our previous comment, the aging schedule may be based on
management`s
own reporting criteria, for example unbilled, less than 30 days,
30
to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, for example Patient, Medicare and Medicaid,
Managed Care, Commercial, etc. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts. Please revise your disclosure to provide this information or advise us further.

Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Revenue Recognition and Accounts Receivable, F-9 - F-10

28. As previously requested in prior comment 46, please tell us, and disclose if material, the amount of bad debt expense for each period presented.


Form 10QSB for the quarterly period ended March 31, 2005

Consolidated Statement of Operations, F-2
29. Please tell us why you have classified gain on sale of assets within Income from Continuing Operations.  Refer to paragraphs 41-
44
of SFAS 144 "Accounting for the Impairment or Disposal of Long-
Lived
Assets."  Advise or revise.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

      You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Reedich at (202) 551-3612 or me at (202) 551-3716 with any other questions.





      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	David Wagner, Esq.
	8400 East Prentice Avenue, Suite 1500
	Greenwood Village, CO 80111

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